Exhibit 12.1

WellCare Health Plans, Inc.
Ratio of Earnings to Fixed Charges (Unaudited)
(Dollars in thousands)

	For the Year Ending December 31,					For the Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015
Income (loss) before income taxes	$(72,849)	$418,474	$296,439	$278,300	$177,800	$299,800

Fixed charges:
Interest expense	229	6,510	4,122	11,900	39,400	39,000
Estimated interest on operating leases	1,740	747	614	1,788	2,078	1,707
Total fixed charges	1,969	7,257	4,736	13,688	41,478	40,707

Earnings:
Income (loss) before income taxes	(72,849)	418,474	296,439	278,300	177,800	299,800
Fixed charges	1,969	7,257	4,736	13,688	41,478	40,707
Total earnings (loss)	$(70,880)	$425,731	$301,175	$291,988	$219,278	$340,507
Ratio of earnings to fixed charges (a)	—	58.66	63.60	21.33	5.29	8.36

(a) The ratio coverage was less than 1:1 for the year ended December 31, 2010, we would have needed to generate additional earnings of $72.9 million as earnings were inadequate to cover fixed charges as a result of investigation-related litigation and other resolution costs.